TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
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E-mail: Breen@thshlaw.com
March 28, 2007
VIA FACSIMILE AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Ms. Karen J. Garnett, Assistant Director
Mr. Owen Pinkerton, Senior Counsel

Re:	Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commidty Index Master Fund
Registration Statement on Form S-1
Filed November 3, 2006
File No. 333-138424

Dear Ms. Garnett and Mr. Pinkerton:
     On behalf of the Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”), we are filing electronically a Pre-effective amendment number 1 on Form S-1/A to the registration statement originally filed on Form S-1 on November 3, 2006. The filing on March 28, 2007 incorporates the comments that the Staff of the Division of Corporation Finance (the “Staff”) provided to Ashmead Pringle in a letter dated December 1, 2006 (the “Letter”). In addition to the changes made as a result of the Staff’s comments, we have also made further changes throughout the document that are indicated in the blackline versions that are being sent to the Staff in a separate e-mail. Please find below a list of your comments contained in the Letter, along with a discussion of how the Fund and the Master Fund have responded to the comments.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

General
     1. Please clarify throughout the prospectus whether you anticipate that Authorized Participants will break up the units and sell the underlying shares to the public prior to the completion of the initial offering period. If shares may be sold to the public during the initial offering period, please disclose how the escrow provisions required by Rule 10b-9 would serve to protect investors in the event the minimum offering is not achieved.
Response: We have amended the prospectus to indicate that the units will not be broken up and sold prior to the completion of the initial offering period.
     2. If shares may be sold by APs to the public during the initial offering period, please disclose how the price per share will be determined in the absence of a public trading market or calculation of NAV.
Response: As indicated in response to Comment No. 1, the shares may not be sold by APs prior to the end of the initial offer period.
     3. We note from page x that an intra-day indicative value of the shares being offered will be available to investors during trading days. Please include appropriate disclosure in the body of the prospectus that describes who administers the intraday indicative value, where it may be found and how often it is updated. To the extent that there are any limitations regarding the accuracy of this value, please also describe accordingly.
Response: We have revised this section appropriately.
     4. We note that Greenhaven Commodity Services LLC has applied with NFA to be registered as a commodity pool operator, a commodity trading advisor and member of NFA. Please keep us apprised of the status of these applications.
Response: Greenhaven Commodity Services LLC is now registered with the NFA as a commodity pool operator, a commodity trading advisor and is a member of the NFA.
     5. Please include the information required by Items 103, 402 and 403 of Regulation S-K. In connection with Item 403 we note that the Managing Owner currently holds all of the issued and outstanding shares.
Response: We have revised the prospectus to account for the information required in Items 103, 402 and 403.
     6. Please revise your pagination so that the Summary section begins with page 1.
Response: We have revised the pagination in accordance with the Staff’s request.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

     7. Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.
Response: We have revised the document to include these items.
     8. Please file copies of your legal and tax opinions as well as other material agreements when available, or provide us with drafts of your legal and tax opinions so that we have an opportunity to review them.
Response: We will provide a copy of our legal and tax opinions along with the next pre-effective amendment which will include the audited financial statements.
Cover Page
     9. Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Currently, your cover page contains detailed information about the Fund’s investment strategy and the offering that is more appropriate for the summary or the body of the prospectus. In addition, please be aware that Item 501(b) of Regulation S-K requires that the cover page be limited to one page. Please revise accordingly to substantially reduce the amount of information on the cover page.
Response: We have attempted to revise the cover page in accordance with Item 501 of Regulation S-K and in accordance with the Staff’s comment. We have attempted to limit the material disclosure items to one page, but some of this items are on the next page.
     10. Please fill in all blanks where possible. We note, for example, that you have disclosed in other portions of the prospectus the minimum and maximum number of units to be sold as well as the price per unit during the initial offering period. Please fill in this information in the table on the bottom of the page.
Response: We have revised the prospectus accordingly.
     11. We refer to the first footnote under the table on the bottom of the cover page. You state that subscription proceeds will be returned to the Authorized Participants in no more than ten days, while in other locations you state seven days (page xviii) or seven business days page xviii). Please revise for consistency and ensure that the proceeds would be returned “promptly,” as such term is understood by Rule 10b-9.
Response: We have revised the prospectus to ensure for consistency.
     12. Please revise the cover page to clearly state that you are not a mutual fund and that you are not subject to regulation under the Investment Company Act of 1940.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

Response: We have revised the prospectus to indicate that the Master Fund and the Fund are not subject to regulation under the Investment Company Act of 1940, as amended.
Summary
The Fund; The Master Fund, page ix
     13. It appears that the only obligation of the Trustee is to delegate the duties normally required by the Trustee to the Managing Owner, an affiliate of the Fund. In addition, you state that the Trustee has no obligation to monitor the activities of the Managing Owner or to assess whether the Managing Owner is complying with the duties typically associated with the Trustee. We also note that the Trustee will have no liability for the acts or omissions of the Managing Owner. Please advise us as to how the Trustee is able to fulfill its obligations under state law pursuant to this arrangement.
Response: We understand that under the Delaware Statutory Trust Act, the responsibility and oversight of the Trustee can be contractually limited provided that such limitations are set forth in the Declaration of Trust of the Statutory Trust. The Declaration of Trusts for the Master Fund and the Fund provide for such limitations on the Trustee’s responsibility and oversight of the Master Fund and Fund.
The Index, page x
     14. Please provide us with support for your statement that the CRB Index has “been one of the most often cited indicators of overall commodity prices.”
Response: We have revised this section of the prospectus significantly and such changes may have answered the Staff’s comments in Comment No. 14, 15, 16 and 17.
     15. Pleased disclose what the “base year average price” represents and why this value is used as a benchmark.
Response: We have revised this section accordingly.
     16. Please expand your disclosure to indicate why an evenly-weighted index, as opposed to an index that mirrors production or supply and demand of various commodities, provides a reliable “benchmark for the performance of the commodity sector’’ as suggested on page x.
Response: We have revised this section accordingly.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

     17. Please consider including an example that illustrates how the Index is calculated by averaging all futures prices six months forward and how the prices of the l7 components are “averaged together.”
Response: We have revised this section as indicated.
The Administrator, page xv
     18. Please clarify how the transaction processing fees are paid indirectly by the APs rather than the Fund or the Master Fund.
Response: We have revised this section to indicate that that the transaction processing fees are paid directly by the APs.
Risk Factors
     19. Please include appropriate risk factor disclosure that discusses the risks inherent in the specific commodities markets in which the fund will be investing. For example, please disclose the risks inherent in investing in energy, metals, livestock, grains and softs. Such discussion should include information regarding what factors and events drive these specific markets and the levels of volatility that each tend to experience.
Response: We have revised this section to include additional risks associated with some of the specific types of commodities that the Master Fund will be investing in.
You could lose your investment in the event that Reuters..., page 2
     20. Please clarify how Reuters could grant a license to the Index to a competing third party in light of the fact that your agreement with Reuters is described as being “exclusive.”
Response: We have revised this section accordingly.
     21. Please tell us how you would operate the fund without the license from Reuters. If you intend to liquidate the fund in the event the license agreement is terminated, please disclose this as an additional risk.
Response: We have revised this section accordingly.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

Regulatory and exchange position limits and other rules, page 2
     22. Assuming the offering is fully subscribed, please revise the discussion under this heading to indicate whether position limits would be exceeded in certain contracts. In addition, please describe the actions you would take if you exceed position limits. Also, please discuss the impact of position limits on the Fund’s ability to track the Index.
Response: We have revised this section to indicate that there may be times when position limits are exceeded, and what specific steps will be taken in that event.
Break-Even Analysis, page 11
     23. Please tell us why you have not included several fees that the Fund or Master Fund will be obligated to pay, including fees payable to the Administrator, the Distributor, the Custodian and the Transfer Agent. In addition, please include creation/redemption fees in the table.
Response: Several of the fees that the Fund and Master Fund are obligated to pay have are included in the Routine Operational, Administrative and Other Ordinary Expenses category of fees along with a footnote indicating some of the material expenses.
The Index, page 12
     24. Please disclose the specific futures contracts and the exchanges on which they trade that the Fund will purchase in order to replicate the Index. To the extent that certain contracts trade on multiple exchanges, please discuss the effect this may have on the Fund’s ability to replicate the Index. In addition, please disclose whether any of the contracts trade on foreign exchanges and, if so, the effect this has on the Fund’s investment objectives. Finally, if the Fund has the ability to enter into forwards, swaps or other nonexchange-traded instruments in order to meet its objectives, please disclose this and discuss how this may impact its ability to track the Index.
Response: We have revised this section appropriately.
     25. Please include a tabular performance capsule of the underlying index since inception.
Response: We have revised this section to include a tabular performance capsule of the underlying index since inception.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

Creation and Redemption of Shares, page 15
     26. Refer to the fourth full paragraph on page 16. Please tell us whether investors will be permitted to purchase Baskets from Authorized Participants. If so, please revise your disclosure here and in the Plan of Distribution section to clarify that fact and to indicate whether those persons would be viewed as statutory underwriters.
Response: We have revised the disclosure in the prospectus in accordance with the Staff’s comments.
     27. We note the disclosure of your redemption procedures. More specifically, we note that on any business day an Authorized Participant may place an order with the Distributor to redeem one or more baskets. Please supplementally explain the process by which Authorized Participants may create baskets for redemption. In this regard, please explain whether Authorized participants will obtain shares from individual shareholders to create baskets for redemption.
Response: We do not expect APs to create baskets for redemption because of the structure of the Master Fund and Fund and due to the Section 754 tax elections which should reduce or eliminate capital gains, and therefore eliminates the need to create custom baskets.
     28. We refer to your statement that “Shareholders who are not Authorized Participants will only be able to redeem their shares through an Authorized Participant.” Please clarify why and how, with the existence of a trading market on AMEX, shareholders would redeem their shares through an Authorized Participant.
Response: We have revised this section appropriately.
The Managing Owner, page 2l
     29. Please include the information required by Item 401 of Regulation S-K for each named executive officer of the Managing Owner, including dates of employment, the name of the employer, the title and nature of work performed and when each began with Greenhaven.
Response: We have revised this section in accordance with the information requires in Item 401 of Regulation S-K.
     30. We note that the offered pool has no operating history and the Managing Owner has not operated any other pools. Please tell us whether any of your principals have operated a commodity pool and, if so, please include capsule performance for such pools. In addition, please prominently disclose that the pool has no performance history, that the Managing Owner

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

has not operated any prior pools and, if applicable, that the principals of the Managing Owner have not operated any commodity pools.
Response: We have revised this section appropriately and have indicated that none of the principals of the Managing Owner have ever previously operated a commodity pool.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 33
     31. Please expand your disclosure to describe the methodology the Master Fund will use to determine the value of its investments.
Response: We have revised this section appropriately.
Liquidity and Capital Resources, page 33
     32. Please revise your disclosure to clarify how the Fund expects to generate cash.
Response: We have revised this section to indicate that the Fund expects to generate cash from its cash management activities and from its investments in Government issued and/or backed securities.
     33. Expand your disclosure to include a summary of the terms and fees payable under the agreement with the Managing Owner. In addition, revise to disclose that organization and offering expenses will be paid by the Managing Owner, subject to reimbursement by the Master Fund, and quantify all organization and offering expenses incurred to date.
Response: We have revised this section in accordance with the Staff’s comments.
Material Contracts
License Agreement, page 36
     34. Please disclose whether the Fund or the Master Fund pays any fees in connection with the License Agreement with Reuters America, LLC.
Response: The Fund and the Master Fund do not pay any fees directly to Reuters America, LLC. Rather, the Managing Owner is directly responsible for the payment of any license fees to Reuters America, LLC and has the option of using a portion of its management fees to pay to Reuters America, LLC.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

Material U.S. Federal Income Tax Considerations
Status of the Fund, page 43
     35. We note that counsel will opine that the Fund will not be classified as an association taxable as a corporation and that the Fund intends to take the position that it is a grantor trust. Please clarify whether counsel will opine that the Fund is a grantor trust for federal income tax purposes. If counsel will not opine on the status of the Fund as a grantor trust, please disclose the reasons why.
Response: Following the recent positions taken by the Internal Revenue Service, we have revised the structure of the Fund and the Master Fund to provide that each will be taxed as a partnership and not as a grantor trust. As such, we have revised this section accordingly.
Plan of Distribution, page 58
     36. Please include disclosure that indicates that any APs that enter into agreements with the Fund prior to the commencement of the initial offering period will be considered statutory underwriters.
Response: We have revised this section appropriately.
Continuous Offering Period, page 59
     37. Please discuss the effect that the termination of the continuous offering would have on the trading market for shares on the AMEX.
Response: We have revised this section appropriately.
Legal Matters, page 61
     38. Please identify counsel that will provide a legality opinion for the securities to be registered.
Response: We have revised this section appropriately to indicate that Tannenbaum Helpern Syracuse & Hirschtritt LLP will provide the legality opinion.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

Additional Information, page 61
     39. Please include the address of the Commission as 100 F Street, N.E., Washington, DC 20549.
Response: We have revised this section appropriately.
Financial Statements
     40. Please amend to include audited financial statements of the Fund, the Master Fund and the Managing Owner. Include your accounting policy for organization and offering expenses and note that your financial statements should reflect all costs of doing business. Refer to SAB 1.B.1 and SAB 5D. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.
Response: We have not included the financial statements of the Fund, the Master Fund and the Managing Owner in this filing. However, each entity’s auditors are currently preparing the audited financial statements at this time, and we will file the audited financial statements in the next pre-effective amendment.
Part II
Item 15. Recent Sales of Unregistered Securities, page 6
     41. Please revise to disclose the exemption from registration relied upon and the factual basis for reliance on the exemption.
Response: We have revised Item 15 to disclose that due to the recent formation of the Master Fund and the Fund, there have been no issuances of securities prior to this offering.
Signatures
     42. Please have the principal financial officer, the principal accounting officer and a majority of the Board of Directors of the Fund, or individuals that perform similar functions as these, sign all future amendments. We refer to Instruction 1 to Item 17 of Form S-1.
Response: We have revised this section to include the signatures of the principal financial officer, and the principal accounting officer. As the Master Fund and Fund continue to appoint people to the position of directors, the signature page of the S-1 will be modified accordingly.

Ms. Garnett and Mr. Pinkerton
US Securities and Exchange Commission
March 28, 2007

     If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 508-6725.

Regards,
/s/ Barry E. Breen
Barry E. Breen

Enclosures